

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 21, 2014

Via E-mail
Michael C. Arnold
Chief Executive Officer and President
Ryerson Holding Corporation
227 W. Monroe, 27th Floor
Chiacgo, IL 60606

> **Re: Ryerson Holding Corporation**
> **Amendment No. 18 to**
> **Registration Statement on Form S-1**
> **Filed March 28, 2014**
> **File No. 333-164484**

Dear Mr. Arnold:

We have reviewed your response to our prior comment letter to you dated December 19, 2013 and have the following additional comments.

Prospectus Summary, page1

Our Company, page 1

1. We note the third sentence in the opening paragraph. Please balance the disclosure regarding your activities in China representing a meaningful portion of overall operations in terms of revenue, by quantifying your percentage of total sales in China for the year ended December 2013.

Capitalization, page 33

2. Please revise to present the non-controlling interest separately from total Ryerson Holding Corporation's total stockholder's deficit consistent with the presentation in your December 31, 2013 balance sheet on page F-6.

Contractual Obligations, page 50

3. We note your response to our prior comment 1 and reissue the comment. Once the Company determines the expected payments it intends to make using the offering proceeds, please revise to include a pro forma table of contractual obligations that gives effect to the use of offering proceeds as well as any drawdowns on the Credit Facility that will be made to fund the termination payment to be made to Platinum.

Quantitative and Qualitative Disclosures about Market Risk, page 56

4. Your current disclosures with respect to your exposure to foreign exchange rate risk and commodity price risk do not comply with the guidance outlined in Item 305(a) of Regulation S-K. Please revise your discussion of your exposure to these risks to comply with one of the suggested formats outlined in Item 305(a)(1) of Regulation S-K.

Report of Independent Registered Public Accounting Firm, page F-2

5. We note your response to our prior comment 3, and reissue the comment. Prior to the planned effectiveness of the Company's Form S-1 registration statement, please remove the restrictive legends included on the report and the consent of the independent registered public accounting firm.

Note 7. Goodwill, page F-16

6. We note from the disclosure in the table on page F-16 that the Company recorded a $2.0 million adjustment to goodwill for changes in purchase price allocation during 2013. Given that the Company does not appear to have completed any material acquisition transactions since 2011, please tell us and explain in Note 7 the nature of this change in purchase price allocation. As part of your response and your revised disclosure, please indicate the specific acquisition transaction to which this amount relates and the date on which the acquisition occurred and explain why the adjustment to goodwill did not occur until 2013.

Note 15. Compensation Plan, page F-31

Participation Plan, page F-31

7. Please tell us and revise Note 15 to indicate whether the Company's planned public offering of its common shares will be a "qualifying event" under the Company's participation plan. If so, please revise MD&A to disclose the amount of compensation expense that will be recognized in the Company's financial statements in connection with the public offering and explain how the amount of compensation expense to be recognized will be calculated or determined.

Note 20. Subsequent Events, page F-39

8. We note your response to our prior comment 4 and reissue the comment. Reference is made to page F-64 where you discuss the Company making a termination payment to its principal shareholder, Platinum, in connection with the termination of its advisory services agreement that is contingent on the closing of the initial public offering. To the extent that this payment exceeds the Company's net earnings for the preceding twelve month period, please reflect it in pro forma earnings per share for the latest fiscal year

and subsequent interim period presented in the financial statements, as applicable, pursuant to the guidance outlined in SAB Topic 1:B:3.

9. We note your response to our prior comment 5 and reissue the comment. Once the date and terms of the stock split have been determined, please revise the historical financial statements and related disclosures throughout the registration statement to give retroactive effect to the stock split.

You may contact Effie Simpson (202) 551-3346 or Linda Cvrkel (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: Via E-mail
        Christopher Greer, Esq.